     Hong Kong Winalite Group, Inc.

1204-06, 12/F, Wai Fung Plaza, 664 Nathan Road, Mongkok

 Kowloon, Hong Kong

(852) 2388-3928

August 21, 2009

Via EDGAR Transmission

Mail Stop 3561

Mr. Dave Walz
Staff Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington D.C. 20549

Re:	Hong Kong Winalite Group, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed July 30, 2009
File No.333-83375

Dear Mr. Walz:

We are in receipt of your letter dated August 3, 2009 providing comments of the staff (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-referenced current Form 8-K.  After carefully reviewing the Staff’s comments and our historic files, we are in agreement with the Staff’s comments and suggestions.  The Company intends to file an amended Form 8-K (the “Form 8-K/A”) upon receipt of a signed letter from its former auditors, PKF Certified Public Accountants, Hong Kong (“PKF”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response by the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company.

We hereby submit our response to your specific comments as follows:

Item 4.01 Form 8-K

1.
Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether the report of PKF Certified Public Accountants, Hong Kong (‘PKF’) on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification of qualification. This includes disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. We note that PKF’s report dated March 28, 2008 for the period from September 10, 2007 (inception) to December 31, 2007 contained a going concern modification. Please revise your disclosures accordingly.

Company response:  We agree with your comments and suggestion, and have revised the relevant part in Form 8-K/A to include a sentence at the end of paragraph 2 of Form 8-K/A to read: “except that PKF’s report dated March 28, 2008 for the period from September 10, 2007 (date of inception) to December 31, 2007 contained a going concern modification.”

2.
State whether, during your two most recent fiscal years and any subsequent interim period through the date of your dismissal of PKF, 1) you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure and 2) you had any events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(iv) or Regulation S-K. Currently, your disclosures indicate no such disagreements or reportable events occurred during the subsequent interim period through June 30, 2009. Please revise your report to state, if true, that no such disagreements or reportable events occurred during the period from December 30, 2008 to July 27, 2009.

Company response: We have revised paragraph 3 of Form 8-K/A to state that no disagreements between HKWO and PKF and reportable events as described in Item 304(a)(1)(v) of Regulation S-K occurred during the period from December 31, 2008 to July 27, 2009.

3.	Include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

Company response:  We have provided a draft Form 8-K/A to our former auditor PKF and PKF has agreed to provide a letter addressing our revised disclosures as an exhibit (Exhibit 16.1 hereto) to our Form 8-K/A.

We included herewith the revised text of each of Item 4.01, attached as Attachment I, and Exhibit 16.1, attached as Attachment II, of the draft Form 8-K/A marked to show changes to facilitate your review.

In connection with our response to your letter, we understand and acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions or need any further information, please kindly let us know.

Sincerely,

HONG KONG WINALITE GROUP, INC.

By:  /s/ Jingjun Hu
Name:  Jingjun Hu
Title:    Chairman

Attachment I

ITEM 4.01.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On July 27, 2009, HKWO’s Board of Directors had decided to accept the resignation of PKF Certified Public Accountants, Hong Kong (PKF), as its independent registered public accounting firm.  Notice was provided to PKF that its resignation had been accepted on July 27, 2009.

PKF’s audit reports on HKWO’s consolidated financial statements for the fiscal year ended December 31, 2008, and the period from September 10, 2007 (date of inception) to December 31, 2007, did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope, or accounting principles except that PKF’s report dated March 28, 2008 for the period from September 10, 2007 (date of inception) to December 31, 2007 contained a going concern modification.

During HKWO’s fiscal year December 31, 2008, and the period from September 10, 2007 (date of inception), to December 31, 2007, and the subsequent period from December 31, 2008 to July 27, 2009, there were no disagreements between HKWO and PKF concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to PKF’s satisfaction, would have caused them to make a reference to the subject matter of the disagreements in connection with their reports.  There were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

HKWO provided PKF with a copy of the foregoing disclosures and requested from PKF a letter addressed to the Securities and Exchange Commission stating whether PKF agrees with the statements made by HKWO in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree.  PKF’s letter is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Effective July 27, 2009, the Board of Directors of Hong Kong Winalite Group, Inc. (HKWO) engaged the firm of BDO Limited (BDO) as HKWO’s independent registered public accounting firm to perform the 2009 remaining quarterly interim reviews and to audit HKWO’s consolidated financial statements for the fiscal year ending December 31, 2009, and any subsequent interim periods.  During the Registrant’s fiscal year ended December 31, 2008, and during the subsequent interim period through BDO’s engagement, neither HKWO nor anyone on its behalf has consulted with BDO regarding any of the matters referenced in Item 304(a)(2) of Regulation S-K.

Attachment II

August            , 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
USA

Dear Sirs,

Re:           Hong Kong Winalite Group, Inc. (the “Company”)

We have read the statements that we understand Hong Kong Winalite Group, Inc. will include under Item 4.01 of the Form 8-K/A report it will file regarding the recent change of auditors.  We agree with such statements made regarding our firm.  We have no basis to agree or disagree with other statements made under Item 4.01.

Yours faithfully,

_________________
PKF
Certified Public Accountants
Hong Kong